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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                   (Amendment No.25 and Final Amendment)

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                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)

                             David F. Henschel
                            Corporate Secretary
                               AMP Incorporated
                                  P.O. Box 3608
                       Harrisburg, Pennsylvania 17105-3608
                                 (717) 564-0100
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               Peter Allan Atkins
                                David J. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                          New York, New York 10022-3897
                                 (212) 735-3000

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      This Amendment No.25 and Final Amendment amends and supplements the
 Solicitation/Recommendation Statement on Schedule 14D-9 dated August 21, 1998, as amended (the "Schedule 14D-9"), filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 25, 1989, and as amended on September 4, 1992, August 12, 1998, August 20, 1998 and September 17, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and as amended on September 14, 1998 and September 21, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

 ITEM 2.  TENDER OFFER OF THE BIDDER.

      The AlliedSignal Offer, as amended on September 14, 1998 and September 21, 1998, expired on October 8, 1998 and AlliedSignal announced that it was purchasing Shares pursuant to the AlliedSignal Offer, as amended.

 ITEM 4.  SOLICITATION AND RECOMMENDATION.

      (A)  RECOMMENDATION OF THE BOARD OF DIRECTORS.

      Subsection (a) of Item 4 is hereby amended by adding the following paragraph at the end thereof:

      In connection with advising the Board and rendering the opinion filed as Exhibit 10 to the Schedule 14D-9, CSFB performed a variety of financial and comparative analyses, including (a) an analysis of certain financial and stock market data relating to AMP; (b) discounted cash flow analyses based on certain financial projections provided to CSFB by AMP, as well as additional projections developed for purposes of sensitivity analysis; (c) a comparable companies analysis which compared certain financial, valuation and multiple information for AMP to comparable companies; and (d) a comparable acquisitions analysis which reviewed the transaction values (based on certain financial indicia) of selected business combination transactions which involved companies similar to AMP. CSFB also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant. No limitations were placed on CSFB in connection with the rendering of its opinion, although CSFB was not requested by AMP to, and did not, contact third parties to determine whether they would have any interest in a business combination with AMP.

 ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

      Subsection (b) of Item 7 is hereby amended by adding the following paragraph after the last paragraph of text set forth below the subheading captioned "The AMP Self Tender Offer":

      On September 9, 1998, AMP commenced the AMP Self Tender Offer to purchase up to 30,000,000 Shares at a price per share of $55.00 net to the seller, in cash. In connection with the commencement of the AMP Self Tender Offer, on September 28, 1998, AMP issued a press release announcing the commencement of the AMP Self Tender Offer, the text of which is filed herewith as Exhibit 88.

 ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      (A)  SHAREHOLDER RIGHTS PLAN

      Subsection (a) of Item 8 is hereby amended by adding the following paragraph at the end thereof:

      The Board believes, based on the opinion of Pennsylvania counsel, Pepper Hamilton LLP, that the Rights Agreement, including Amendment No. 3 and Amendment No. 4 described above, is valid under Pennsylvania law. In rendering such opinion, counsel considered applicable provisions of the Pennsylvania Business Corporation Law, as amended, including, without limitation, Sections 1525 (which permits broad authority to be exercised by the Board to fix terms which make a rights plan operative in the event of certain fundamental corporate changes, including provisions which require the approval of disinterested directors before certain actions can be taken under, or changes made in, a rights plan); 2513 (which emphasizes the broad discretion accorded directors in settling the terms of a rights plan, including disparate treatment of certain persons, and that such terms are intended to be cumulative of other measures relating to a change in control); 1715(d) (granting the presumption of the "business judgment rule" to a disinterested Board with regard to its actions); the Committee Comments and Official Source Notes to such sections; and the acknowledgment of the United States District Court for the Eastern District of Pennsylvania in the November 19, 1996 bench ruling in the case of Norfolk Southern Corp. v. Conrail, Inc. that Pennsylvania law expressly authorizes the Board's adoption of a rights plan. In such opinion, counsel stated, among other things, that in their view a court of competent jurisdiction would determine that the Rights Agreement, including Amendment No. 3 and Amendment No. 4, is valid under Pennsylvania law, although they are not aware of any Pennsylvania authority addressing the specific provisions in Amendment No. 3 and Amendment No. 4 and it is not possible to predict with certainty the outcome of litigation. In this regard, the Board recognized that the validity of Amendment No. 3 and Amendment No. 4 might be reviewed and decided by a court. See subsection (f) below.

      (F)  LITIGATION

      Subsection (f) of Item 8 is hereby amended by adding the following paragraphs at the end thereof:

      On October 8, 1998, the Court entered an Order and Memorandum Opinion in the matters of AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405), AlliedSignal Inc. v. AMP Incorporated (Civil Action No. 98-CV-4058) and In re: AMP Shareholder Litigation (Civil Action No. 98-CV-4109). The Court granted in part AMP's motion for partial summary judgment in the nature of a declaratory judgment regarding the Second Claim for Relief of AMP's complaint that AlliedSignal's consent solicitation plans are unlawful. The Court enjoined AlliedSignal's board-packing consent proposals, "until [AlliedSignal] states unequivocally that its director nominees have a fiduciary duty solely to AMP under Pennsylvania law and includes a statement from each nominee affirmatively committing personally to that duty."

      The Court denied AlliedSignal's motions for summary judgment, preliminary injunction and declaratory judgment with respect to the rights plan in their entirety. The Court held that "AMP's actions in amending its shareholder rights plan cannot be enjoined as ultra vires acts or breaches of fiduciary duty." In addition, the Court declared that AlliedSignal's consent proposal to amend AMP's by-laws in order to place the Board of Directors' authority over the shareholder rights plan in the hands of persons not on the Board is unlawful.

      The Court further held that the shareholders participating in the shareholders' litigation against AMP, In re: AMP Shareholder Litigation, do not have standing to seek an injunction against the actions of the AMP Board of Directors for not acceding to AlliedSignal's merger proposal. The Order and Memorandum Opinion is filed herewith as Exhibit 87 hereto and is incorporated herein by reference, and the foregoing is qualified in its entirety by reference to such exhibit.

      Item 8 is hereby further amended by adding the following subsection at the end thereof:

      (G) PROFIT IMPROVEMENT PLAN

      AMP's profit improvement plan (the "Profit Improvement Plan") reflects its commitment to improve significantly its operating margins and financial performance. The Profit Improvement Plan was commenced in June of this year and is currently being implemented. In particular, AMP expects the Profit Improvement Plan to result in the elimination of costs and expenses of more than $350 million by the year 2000 and generate an operating margin of at least 13.5% in 1999 and at least 16.5% in 2000. In addition, after giving effect to the AMP Self Tender Offer and additional savings from acceleration and expansion of the Profit Improvement Plan, AMP expects earnings per share of approximately $2.30 in 1999 and approximately $3.00 in 2000. This enhanced operating performance, taken together with a higher price/earnings multiple which was historically afforded to AMP, should, in the judgment of the Board of Directors, significantly enhance shareholder value.

           Key elements of the Profit Improvement Plan include:

 o Reducing costs through reductions in support staff and support functions

      AMP has announced that its support staff would be reduced on a net basis (gross reductions less new hires) by at least 3,500 worldwide through a combination of early retirement, attrition and layoffs. As part of this program, AMP will outsource certain support activities to allow AMP to focus resources on core businesses and provide flexibility to respond to fluctuations in product demand. As of October 1, 1998, AMP has exceeded its objectives and identified in excess of 3,800 support staff reductions worldwide. Approximately 1,500 of the support staff reductions are from international subsidiaries. In addition, temporary and contract employees have also been reduced.

 o Reshaping AMP's manufacturing into a "global manufacturing competency" through plant closings, consolidations and other activities

      The streamlining and consolidation of the Terminal and Connector operation, which represents the majority of AMP's sales, will result in the closing of five plants in 1998. Additional sites have been announced for consolidation and/or closing, including AMP's manufacturing facilities in Harlow, Great Britain and in Hsin-Chu, Taiwan. Additionally, AMP is stepping up activities to support the fast growing marketplace outside the United States by shifting production closer to customers, thereby reducing transportation and other costs, and relying on simpler, manual operations in each region for high-volume, quick turnaround orders.

 o Simplifying AMP's operating structure and providing for greater accountability

      Robert Ripp has been appointed Chairman and CEO with overall responsibility for implementing the plan. Direct reports have been cut in half from 22 to 11 and each of a limited number of executives has been charged with the responsibility of achieving a specified portion of the expected cost savings.

 o AMP's focus on customer service and pricing policies to enhance its competitiveness in the marketplace and responsiveness to customer demands

      New customer-focused programs are being launched to make the ordering, pricing, and delivery systems simpler and more responsive to customers The programs, which have begun in the United States, will be replicated in other regions of the world. These include 24-hour customer service and shipment on more than 10,000 widely used part numbers, simplified pricing and a larger sales force to improve account coverage and presence at customer facilities.

      The Profit Improvement Plan is designed to provide AMP with a more simplified, results-oriented structure focused on enhancing performance and creating value. AMP is committed to accelerating the implementation of, and enhancing the steps being taken in connection with, the Profit Improvement Plan.

      Management Financial Plan. The above estimates of earnings for 1999 and 2000 are based on management's financial plan, after giving effect to the reduction of costs and expenses associated with the Profit Improvement Plan, the repurchase of shares pursuant to the AMP Self Tender Offer, including the interest expense associated with additional debt of $1.75 billion and the incremental shares issued as a result of the use of the grantor trust established by AMP on September 28, 1998 (the "Flexitrust").

      The Profit Improvement Plan has assumed that revenues will grow 3% in constant dollars in 1999 over the current estimate of 1998 revenue and grow 7% in constant dollars in 2000 over the 1999 planned revenue.

      Management's plan for 1999 and 2000 was first disclosed publicly in August of 1998. Since that time, the impact of certain key events has been added to the assumptions; however, the estimated earnings have remained consistent. These events include: (i) financing of $1.75 billion to fund the AMP Self Tender Offer resulting in $143 million ($.44 per share) in incremental interest expense, including amortization of deferred financing fees, in 1999 and 2000, (ii) additional cost savings identified for 1999 of approximately $50 million ($.15 per share), (iii) the reduction in shares outstanding of 30,000,000 due to the purchase of such shares pursuant to the AMP Self Tender Offer offset in 1999 by 2,500,000 shares issued pursuant to the Flexitrust and offset in 2000 by 5,000,000 shares issued pursuant to the Flexitrust. The impact of the reduction in shares outstanding increases earnings by $.29 per share and $.34 per share in 1999 and 2000, respectively.

      The incremental cost savings identified in 1999 relates to additional support staff personnel identified for elimination, inclusion of several additional facilities in AMP's consolidation plans and the divestiture of certain non-Terminal and Connector operations. The incremental cost savings in 2000 includes additional savings related to the expiration of extensions for various key support staff positions and additional savings for facility consolidations and divestitures.

      AMP does not as a matter of course publicly disclose projections or estimates as to future revenues or earnings. AMP's projections were prepared in conjunction with the development of AMP's Profit Improvement Plan and assume that the revenue growth described above and the cost savings anticipated to be realized from the Profit Improvement Plan will be realized. The projections, while presented with numerical specificity, are based upon a variety of estimates and assumptions (including estimates and assumptions utilized in developing the Profit Improvement Plan), and, as such, actual results may differ from the projections.


 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      -------   -----------

      84 Letter Agreement, dated August 20, 1998, by and between AMP and James E. Marley.

      85 Letter Agreement, dated August 20, 1998, by and between AMP and William J. Hudson.

      86        Text of a press release issued by AMP on October 8, 1998.

      87 Order and Memorandum Opinion of the Court, dated October 8, 1998, in the matters of AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405), AlliedSignal Inc. v. AMP Incorporated (Civil Action No. 98-CV-4058) and In re: AMP Shareholder Litigation (Civil Action No. 98-CV-
                4109).

      88        Text of a press release issued by AMP on October 9, 1998.

                                       o o o

      This document and the exhibits attached hereto contain certain "forward-looking" statements which AMP believes are within the meaning of
 Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to the Schedule 14D-9 filed with the Securities and Exchange Commission.
 In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offers and whose numbers will have been reduced as a result of these initiatives.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


 Dated:    October 9, 1998          AMP Incorporated


                                    By: /s/ Robert Ripp
                                       -------------------------------------
                                       Name:  Robert Ripp
                                       Title: Chairman and Chief
                                              Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.    Description
      -------   -----------

      84 Letter Agreement, dated August 20, 1998, by and between AMP and James E. Marley.

      85 Letter Agreement, dated August 20, 1998, by and between AMP and William J. Hudson.

      86        Text of a press release issued by AMP on October 8, 1998.

      87 Order and Memorandum Opinion of the Court, dated October 8, 1998, in the matters of AMP Incorporated v. AlliedSignal Inc., et al. (Civil Action No. 98-CV-4405), AlliedSignal Inc. v. AMP Incorporated (Civil Action No. 98-CV-4058) and In re: AMP Shareholder Litigation (Civil Action No. 98-CV-
                4109).

      88        Text of a press release issued by AMP on October 9, 1998.